Exhibit 99.6

Annex A

Date	Seller	Number of Shares Sold	Weighted Average Price
February 27, 2026	Clal Industries Ltd.	5,642	$4.0420[1]
March 2, 2026	Clal Industries Ltd.	37,633	$3.7181[2]
March 3, 2026	Clal Industries Ltd.	31,555	$3.7186[3]
March 4, 2026	Clal Industries Ltd.	27,944	$3.7427[4]
March 5, 2026	Clal Industries Ltd.	1,500	$3.7027[5]
March 9, 2026	Clal Industries Ltd.	100,000	$3.6432[6]

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[1] These shares were sold in multiple transactions at prices ranging from $4.0000 to $4.1600, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2] These shares were sold in multiple transactions at prices ranging from $3.7000 to $3.7800, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3] These shares were sold in multiple transactions at prices ranging from $3.7000 to $3.8068, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4] These shares were sold in multiple transactions at prices ranging from $3.7000 to $3.8100, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5] These shares were sold in multiple transactions at prices ranging from $3.7000 to $3.7200, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[6] These shares were sold in multiple transactions at prices ranging from $3.4500 to $3.7400, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

March 10, 2026	Clal Industries Ltd.	150,000	$3.9143[7]
March 11, 2026	Clal Industries Ltd.	24,625	$3.9114[8]
March 12, 2026	Clal Industries Ltd.	4,147	$3.7490[9]
March 13, 2026	Clal Industries Ltd.	36,064	$3.5261[10]

[7] These shares were sold in multiple transactions at prices ranging from $3.8000 to $4.0000, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[8] These shares were sold in multiple transactions at prices ranging from $3.8000 to $4.0000, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[9] These shares were sold in multiple transactions at prices ranging from $3.7000 to $3.7994, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[10] These shares were sold in multiple transactions at prices ranging from $3.4500 to $3.6485, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.